August 9, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Rule 17g-1 Fidelity Bond Filing
Information with Respect to Period Covering July 1, 2013 through July 1, 2014 for the following Investment Companies (each a “Fund”):

Nuveen Senior Income Fund (811-09571)

Nuveen Real Estate Income Fund (811-10491)

Nuveen Quality Preferred Income Fund (811-21082)

Nuveen Quality Preferred Income Fund 2 (811-21137)

Nuveen Quality Preferred Income Fund 3 (811-21242)

Nuveen Preferred Income Opportunities Fund (811-21293)

Nuveen Credit Strategies Income Fund (811-21333)

Nuveen Diversified Dividend and Income Fund (811-21407)

Nuveen Tax-Advantaged Total Return Strategy Fund (811-21471)

Nuveen Floating Rate Income Fund (811-21494)

Nuveen Floating Rate Income Opportunity Fund (811-21579)

Nuveen Equity Premium Income Fund (811-21619)

Nuveen Equity Premium Opportunity Fund (811-21674)

Nuveen Equity Premium Advantage Fund (811-21731)

Nuveen Equity Premium and Growth Fund (811-21809)

Nuveen Global Income Opportunities Fund (811-21893)

Nuveen Global Value Opportunities Fund (811-21903)

Nuveen Core Equity Alpha Fund (811-22003)

Nuveen Diversified Currency Opportunities Fund (811-22018)

Nuveen Tax-Advantaged Dividend Growth Fund (811-22058)

Nuveen Mortgage Opportunity Term Fund (811-22329)

Nuveen Mortgage Opportunity Term Fund 2 (811-22374)

Nuveen Build America Bond Fund (811-22391)

Dow 30 Enhanced Premium & Income Fund (811-22029)

Dow 30 Premium & Dividend Income Fund (811-21708)

NASDAQ Premium Income & Growth Fund (811-21983)

Nuveen Build America Bond Opportunity Fund (811-22425)

Nuveen Energy MLP Total Return Fund (811-22482)

Nuveen Short Duration Credit Opportunities Fund (811-22518)

Nuveen Real Asset Income and Growth Fund (811-22658)

Nuveen Select Tax-Free Income Portfolio (811-06548)

Nuveen Select Tax-Free Income Portfolio 2 (811-06622)

Nuveen Select Tax-Free Income Portfolio 3 (811-06693)

Nuveen Preferred and Income Term Fund (811-22699)

Nuveen Flexible Investment Income Fund (811-22820)

Nuveen California Select Tax-Free Income Portfolio (811-06623)

Nuveen New York Select Tax-Free Income Portfolio (811-06624)

Nuveen Municipal Value Fund, Inc. (811-05120)

Nuveen California Municipal Value Fund, Inc. (811-05235)

Nuveen New York Municipal Value Fund, Inc. (811-05238)

Nuveen Municipal Income Fund, Inc. (811-05488)

Nuveen Select Maturities Municipal Fund (811-07056)

Nuveen Premium Income Municipal Fund, Inc. (811-05570)

Nuveen Performance Plus Municipal Fund, Inc. (811-05809)

Nuveen California Performance Plus Municipal Fund, Inc. (811-05930)

Nuveen New York Performance Plus Municipal Fund, Inc. (811-05931)

Nuveen Municipal Advantage Fund, Inc. (811-05957)

Nuveen Municipal Market Opportunity Fund, Inc. (811-06040)

Nuveen California Municipal Market Opportunity Fund, Inc. (811-06081)

Nuveen Investment Quality Municipal Fund, Inc. (811-06091)

Nuveen California Investment Quality Municipal Fund, Inc. (811-06177)

Nuveen Quality Municipal Fund, Inc. (811-06206)

Nuveen New Jersey Investment Quality Municipal Fund, Inc. (811-06264)

Nuveen Pennsylvania Investment Quality Municipal Fund (811-06265)

Nuveen Select Quality Municipal Fund, Inc. (811-06240)

Nuveen California Select Quality Municipal Fund, Inc. (811-06294)

Nuveen Quality Income Municipal Fund, Inc. (811-06303)

Nuveen Municipal Opportunity Fund, Inc. (811-06379)

Nuveen Michigan Quality Income Municipal Fund (811-06383)

Nuveen Ohio Quality Income Municipal Fund (811-06385)

Nuveen Texas Quality Income Municipal Fund (811-06384)

Nuveen California Quality Income Municipal Fund, Inc. (811-06425)

Nuveen Premier Municipal Income Fund, Inc. (811-06456)

Nuveen Premium Income Municipal Fund 2, Inc. (811-06621)

Nuveen Arizona Premium Income Municipal Fund (811-07278)

Nuveen New Jersey Premium Income Municipal Fund, Inc. (811-07118)

Nuveen Premium Income Municipal Fund 4, Inc. (811-07432)

Nuveen Maryland Premium Income Municipal Fund (811-07486)

Nuveen Massachusetts Premium Income Municipal Fund (811-07484)

Nuveen Pennsylvania Premium Income Municipal Fund 2 (811-07482)

Nuveen Virginia Premium Income Municipal Fund (811-07490)

Nuveen Connecticut Premium Income Municipal Fund (811-07606)

Nuveen Missouri Premium Income Municipal Fund (811-07616)

Nuveen North Carolina Premium Income Municipal Fund (811-07608)

Nuveen California Premium Income Municipal Fund (811-07720)

Nuveen Dividend Advantage Municipal Fund (811-09297)

Nuveen California Dividend Advantage Municipal Fund (811-09161)

Nuveen New York Dividend Advantage Municipal Fund (811-09135)

Nuveen Massachusetts Dividend Advantage Municipal Fund (811-09451)

Nuveen California Dividend Advantage Municipal Fund 2 (811-10197)

Nuveen Dividend Advantage Municipal Fund 2 (811-10255)

Nuveen New Jersey Dividend Advantage Municipal Fund (811-09455)

Nuveen New York Dividend Advantage Municipal Fund 2 (811-10253)

Nuveen Pennsylvania Dividend Advantage Municipal Fund (811-09457)

Nuveen California Dividend Advantage Municipal Fund 3 (811-10347)

Nuveen Dividend Advantage Municipal Fund 3 (811-10345)

Nuveen Dividend Advantage Municipal Income Fund (811-09475)

Nuveen New Jersey Dividend Advantage Municipal Fund 2 (811-10551)

Nuveen Pennsylvania Dividend Advantage Municipal Fund 2 (811-10549)

Nuveen Georgia Dividend Advantage Municipal Fund 2 (811-21152)

Nuveen AMT-Free Municipal Income Fund (811-21213)

Nuveen California AMT-Free Municipal Income Fund (811-21212)

Nuveen New York AMT-Free Municipal Income Fund (811-21211)

Nuveen Massachusetts AMT-Free Municipal Income Fund (811-21216)

Nuveen Municipal High Income Opportunity Fund (811-21449)

Nuveen Municipal High Income Opportunity Fund 2 (811-22123)

Nuveen AMT-Free Municipal Value Fund (811-22253)

Nuveen Pennsylvania Municipal Value Fund (811-22273)

Nuveen California Municipal Value Fund 2 (811-22272)

Nuveen New York Municipal Value Fund 2 (811-22271)

Nuveen New Jersey Municipal Value Fund (811-22274)

Nuveen Enhanced Municipal Value Fund (811-22323)

Nuveen Intermediate Duration Municipal Term Fund (811-22752)

Nuveen Intermediate Duration Quality Municipal Term Fund (811-22779)

Nuveen Municipal Trust (811-07873)

Nuveen Multistate Trust I (811-07747)

Nuveen Multistate Trust II (811-07755)

Nuveen Multistate Trust III (811-07943)

Nuveen Multistate Trust IV (811-07751)

Nuveen Investment Trust (811-07619)

Nuveen Investment Trust II (811-08333)

Nuveen Investment Trust III (811-09037)

Nuveen Investment Trust V (811-21979)

Nuveen Managed Accounts Portfolios Trust (811-22023)

Nuveen Investment Funds, Inc. (811-05309)

Nuveen Strategy Funds, Inc. (811-07687)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the Nuveen Funds complex of mutual funds referenced above. Please note for the Commission’s records, the following:

a.	A copy of the executed Joint Insured Fidelity Bond with a schedule of individual named insureds, for the period from July 1, 2013 through July 1, 2014 is enclosed under Exhibit 1;

b.	A copy of the resolution from the July 17, 2013 meeting of the Board of Directors at which a majority of directors not considered “interested persons” approved the amount, type, form and coverage of the Fidelity Bond, and the portion of the premium to be paid by each Fund for the period from July 1, 2013 through July 1, 2014 is enclosed under Exhibit 2;

c.	A document showing the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the Joint Insured Fidelity Bond for the period from July 1, 2013 through July 1, 2014 is enclosed under Exhibit 3;

d.	Premiums have been appropriately paid for the period from July 1, 2013 through July 1, 2014; and

e.	A copy of the agreement between each Fund and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 4.

Please contact me if you have questions or require additional information.

Very truly yours,
/s/ Kathleen L. Prudhomme
Kathleen L. Prudhomme
Vice President and Assistant Secretary

Enclosures

cc w/o enclosures:	Stephen D. Foy
Gifford R. Zimmerman